

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 18, 2017

Via E-mail
Mr. Matthew Iocco
Chief Accounting Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

> **Re:** **Vornado Realty Trust and Vornado Realty LP**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 13, 2017**
> **Form 8-K**
> **Filed February 14, 2017**
> **File Nos. 001-11954 and 001-34482**

Dear Mr. Iocco:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed on February 14, 2017

Exhibit 99.1 and Exhibit 99.2

1. We note your use of multiple non-GAAP financial measures. In future filings, please ensure that you include all applicable 10(e) disclosures, in particular clearly labeling measures as non-GAAP and discussing the reasons each measure is useful.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities